Exhibit 6.1

July 21, 2016

David Quinto
[Address]
[Address]

Re:  Offer of Employment

Dear David,

We are pleased to offer you employment with VidAngel, Inc. (the “Company”), at its Provo, UT location, beginning August 1, 2016 (the “Start Date”).  We understand that you will likely need to spend a substantial amount of time working with and overseeing the Company’s outside trial counsel in the Central District of California.  Your position will be General Counsel, performing such duties as are normally associated with this position and such other duties as are assigned to you from time to time consistent with your position and with the fact that you are admitted to practice law in California but not Utah. This is a full time position. Your initial salary will be at the rate of $14,583.34 semi-monthly, which equates to $350,000 on an annualized basis (the “Base Salary”), payable in accordance with the Company’s standard payroll practices, which are subject to change from time to time. You will also be reimbursed for ordinary and reasonable business expenses incurred in connection with your job duties as allowed by Company policy or as agreed by the Company.  For purposes of this letter agreement (this “Agreement”), “Board” shall mean the Board of Directors of the Company, and “Plan” shall mean the 2014 Stock Incentive Plan of the Company as amended and/or restated from time to time.

You will also be eligible to participate in all Company fringe benefit plans, including, for example, group health insurance in accordance with the Company’s benefit plan requirements.  All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan.  The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion.

The April 15, 2015 grant to you and Scott Commerson of an option to purchase 225,000 share of the Company's Common Stock (the "Shares") at an exercise price of $0.50 per share, equal to the fair market value of one share of the Company's Common Stock as of that date as was determined by the Board (the "Option"), will be modified per the Acknowledgement and Consent Agreement among the Company, David Quinto and Scott Commerson, to provide that you may purchase 219,792 shares of the Company’s Common Stock (the “Shares”) as set forth below, and Scott Commerson may exercise his option to purchase 5,208 shares provided that he does so within 30 days following the execution of the Acknowledgement and Consent Agreement by the parties, after which date Scott Commerson's options will expire. The Vesting Reference Date will be amended to the Start Date, and The Time of the Exercise of Option paragraph of Exhibit A to the Stock Option Agreement will be amended to change the vesting requirements of the remaining 219,792 options as follows: (i) one-fourth (1/4th) of the options shall vest twelve (12) months after the Start Date, and one thirty sixth (1/36th) of the remaining options shall vest on each monthly anniversary of the Start Date over the three-year period thereafter, subject to your continuing eligibility and employment with the Company.  The Option will be subject to the terms and conditions applicable to options granted under the Plan, as described in that Plan and the applicable option agreement.

In the event you are terminated without Cause within twelve months following a Change in Control or you resign for Good Reason within twelve months following a Change in Control, provided that you execute a general release of claims in a form acceptable to the Company (the “Release”) within forty-five days of your termination, and further provided that you do not revoke such release, you shall be entitled to accelerated vesting of 100% of your Option immediately following the effective date of such termination. The Option shall also be subject to, and you do hereby agree to, the 280G Limitations, and each of “280G Limitations”, “Cause”, and “Good Reason” shall have the meanings set forth on Exhibit B hereto. “Change in Control” shall have the meaning of “Transaction” as set forth in the Plan.

Your employment is subject to the Company’s personnel policies and procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion.  Your employment with the Company may be suspended (or terminated) without cause subject to the Obligations below.  In addition, the Company reserves the right to modify your position, duties or reporting relationship to meet business needs and, in its sole discretion, to increase your compensation or incentives commensurate with market conditions and the Company’s financial condition.  Notwithstanding the foregoing, if your employment with the Company is terminated without Cause before July 31, 2021 (the “Severance Coverage Period”) or you resign for Good Reason within the Severance Coverage Period and the Company is conducting business in the United States substantially unimpaired by any form of injunction, you shall be entitled to receive your Base Salary through July 31, 2021, but if the Company's business operations in the United States are substantially impaired such that the Company cannot operate profitably, the Company will be permitted to draw down on the Collateral without regard to the balance in the Collateral account for so long as such impairment continues. If the Collateral account is exhausted during the period of substantial impairment, the Company shall have no further obligation to make, and shall not be indebted to you for, any additional Base Salary payments. Each of the preceding Base Salary payment obligations is contingent upon your execution of a Release. All Base Salary payments shall be made according to the Company’s normal payroll practices and subject to applicable withholding requirements.

The Company shall open a new bank account into which it will deposit funds for the purpose of collateralizing the Obligations (and no other assets or property of the Company shall be included in the definition of Collateral) (such account, the “Account”). The amount of funds that shall initially be deposited into the Account shall be $350,000 (“Initial Collateral Amount”).  The funds maintained in the Account shall not be permitted to fall below the Initial Collateral Amount during the first four years of this Agreement.  Your initial salary payments shall be paid by the Company without resort to the use of the funds in the Account.  Following the Company’s next equity financing in which at least $2 million of new cash equity capital is raised by the Company (the “Financing”), the Company shall deposit an additional $700,000 into the Account.  Following the Financing, the Company may withdraw funds from the Account in amounts less than or equal to the satisfaction of its Salary Obligations until only the Initial Collateral Amount remains.   The Company represents and warrants that the funds deposited into the Account will not be used as collateral or encumbered for any other purpose.  The Company will assist you in filing  UCC-1 statements.  The Company’s grant to you of a security interest does not include, any license or contract rights to the extent: (i) the granting of a security interest therein would be contrary to applicable law; or (ii) that such rights are nonassignable by their terms (but only to the extent the prohibition is enforceable under applicable law).  Company hereby authorizes you at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto concerning the Collateral.

This offer is contingent on: (a) your executing a proprietary information and inventions agreement in substantially the form of Exhibit A attached hereto (the “Inventions Agreement”), and (b) your satisfying the eligibility requirements for employment in the United States.

This Agreement is intended to comply with the requirements of Internal Revenue Code Section 409A, or any applicable exemptions from Code Section 409A, as the case may be. Any payments that qualify for the “short-term deferral” exception or another exception under Code Section 409A will be paid under such exception. Despite any contrary provision of this Agreement (i)(a) all payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code; (b) in no event may you, directly or indirectly, designate the calendar year of any payment under this Agreement; and (c) any reference to termination of employment or your date of termination shall mean and refer to the date of your “separation from service,” as that term is defined in Treas. Reg. Section 1.409A-1(h), and (ii) all reimbursements and in-kind benefits provided under this Agreement will be made or provided in accordance with the requirements of Code Section 409A, including, where applicable, the requirement that (w) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement); (x) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (y) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (z) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

By signing this letter, you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty to or duties for the Company.  You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company.  You agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use.  You also agree to honor all obligations to former employers during your employment with the Company.

By signing this letter, you acknowledge that the terms described in this letter, together with the Inventions Agreement attached hereto, set forth the entire understanding between us and supersedes any prior representations or agreements, whether written or oral; there are no terms, conditions, representations, warranties or covenants other than those contained herein.  No term or provision of this letter may be amended waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company, except that the Company may, in its sole discretion, adjust salaries, incentive compensation, stock plans, benefits, job titles, locations, duties, responsibilities, and reporting relationships.

[Remainder of Page Intentionally Left Blank]

This is an exciting time for our business and for our industry.  We look forward to your joining our team and becoming a part of this excitement.  Please indicate your acceptance of this offer by signing below and returning to me along with the executed Inventions Agreement.

Sincerely,

/s/ Neal Harmon
Neal Harmon
Chief Executive Officer
VidAngel, Inc.

ACCEPTED AND AGREED TO:

/s/ David Quinto
(Signature)

Printed Name:    David Quinto
Date: July 21, 2016

Exhibit A

Inventions Agreement

[See attached]

VIDANGEL, INC.
AT WILL EMPLOYMENT, PROPRIETARY INFORMATION,
INVENTION ASSIGNMENT, NONCOMPETITION AND ARBITRATION AGREEMENT
July 21, 2016

As a condition of my employment with VidAngel, Inc., a Delaware corporation with its headquarters in the state of Utah, its subsidiaries, affiliates, predecessors, successors or assigns (together the “Company”), and in consideration of my further employment with the Company and my receipt of the compensation now and hereafter paid to me by the Company, and for other consideration, the receipt and sufficiency of which are hereby acknowledged, I agree to the following:

1. Confidential Information.
a. Company Information. I agree at all times during the term of my employment and thereafter, to hold in strictest confidence, and not to use, except for the exclusive benefit of the Company, or to disclose to any person, firm or entity without written authorization of an authorized officer (other than myself), any Confidential Information of the Company. I understand that “Confidential Information” means any non-public information that relates to the actual or anticipated business or research and development of the Company, proprietary information, technical data, formulae, trade secrets or know-how, including, but not limited to, research, business plans, marketing plans, product plans, products, services, suppliers, customer lists and customers (including, but not limited to, customers of the Company on whom I call or with whom I become acquainted during the term of my employment), markets, software, source code, developments, development environment, specifications, flow charts, inventions, operations, procedures, methods, processes, compilations of data, technology, designs, drawings, engineering, devices, hardware configuration information, marketing, finances or other business information. I further understand that Confidential Information does not include any of the foregoing items that has become publicly known and made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved or improvements or new versions thereof.
b. Acknowledgments. I acknowledge that during my employment with the Company, I will have access to Confidential Information, all of which shall be made accessible to me only in strict confidence; that unauthorized disclosure of Confidential Information will damage the Company’s business; that Confidential Information would be susceptible to immediate competitive application by a competitor of the Company’s; that the Company’s business is substantially dependent on access to and the continuing secrecy of Confidential Information; that Confidential Information is novel, unique to the Company and known only to me, the Company and certain key employees and contractors of the Company; that the Company shall at all times retain ownership and control of all Confidential Information; and that the restrictions contained in this agreement are reasonable and necessary for the protection of the Company’s legitimate business interests. Pursuant to the Defend Trade Secrets Act of 2016, I acknowledge that I shall not have criminal or civil liability under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if I file a lawsuit for retaliation by the Company for reporting a suspected violation of law, I may disclose the trade secret to my attorney and may use the trade secret information in the court proceeding, if I (X) file any document containing the trade secret under seal; and (Y) do not disclose the trade secret, except pursuant to court order.
c. Former Employer Information. I agree that I will not, during my employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that I will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.
d. Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company’s agreement with such third party.

2. Inventions.
a. Inventions Retained and Licensed. I have attached hereto, as Exhibit A, a list describing all inventions, original works of authorship, developments,

improvements, and trade secrets which were made by me prior to my employment with the Company (collectively referred to as “Prior Inventions”), which belong to me, which relate to the Company’s proposed business, products or research and development, and which are not assigned to the Company hereunder; or, if no such list is attached, I represent that there are no such Prior Inventions. If, in the course of my employment with the Company, I incorporate into a Company product, process or service a Prior Invention owned by me or in which I have an interest, I hereby grant to the Company a nonexclusive, royalty-free, fully-paid up, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or service, and to practice any method related thereto. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions or inventions of third parties in any Inventions without the Company’s prior written consent
b. Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all my right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I have solely or jointly conceived or developed or reduced to practice, or caused to be conceived or developed or reduced to practice and which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I have been and am in the employ of the Company (collectively referred to as “Inventions”), except as provided in Section 3(f) below. I further acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company and which are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act. I understand and agree that the decision whether or not to commercialize or market any Invention developed by me solely or jointly with others is within the Company’s sole discretion and for the Company’s sole benefit and that no royalty will be due to me as a result of the Company’s efforts to commercialize or market any such Invention.
c. Inventions Assigned to the United States. I agree to assign to the United States government all my right, title, and interest in and to any and all Inventions whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.
d. Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.
e. Patent and Copyright Registrations. I agree to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me.
f. Exception to Assignments. I understand that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any invention that qualifies fully under the provisions of Utah Code Title 34, Chapter 39, Section 3 (attached hereto as Exhibit B). I will advise the Company promptly in writing of any inventions that I believe meet the criteria in Utah Code Title 34, Chapter 39, Section 3 and are not otherwise disclosed on Exhibit A.
g. No Self-Help or Unauthorized Code. I represent and warrant to the Company, that I will not knowingly infect, incorporate into or combine with any computer system, computer program, software product, database or computer storage media of the company any Self-Help Code or Unauthorized Code (as defined below). “Self-Help Code” means any back door, time bomb, drop dead device, or other illegitimate or harmful routing, code, algorithm or hardware component designed or used: (i) to disable, erase, alter or harm any computer system, computer program, database, data hardware or communications system, automatically with the passage of time, or under the control of, or through some affirmative action by, any person, or (ii) to access any computer system, computer program, database, data, hardware or communications system. “Self-Help Code” does not include any routine, code, algorithm or hardware component which is known to Company management and which is intended by Company management to be incorporated into or combined with any computer system, computer program, software product, database or computer storage media of the Company. For example, computer programs used for legitimate and authorized access to computer systems (e.g., remote assess via modem) are not Self-Help Code. “Unauthorized Code” means any virus, Trojan horse, worm, or other illegitimate or harmful routine, code, algorithm or hard component designed or used to disable, erase, alter, or otherwise harm any computer system, program, database, data, hardware or communications system, or to consume, use, allocate or disrupt any computer resources.

3. Conflicting Employment. I agree that, during the term of my employment with the Company, I will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company.

4. Returning Company Documents. I agree that, at the time of leaving the employ of the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, formulae, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by me pursuant to my employment with the Company or otherwise belonging to the Company, its successors or assigns, including, without limitation, those records maintained pursuant to paragraph 3(d). I understand and agree that compliance with this paragraph may require that data be removed from my personal computer equipment. Consequently, upon reasonable prior notice, I agree to permit the qualified personnel of the Company or its contractors access to such computer equipment for that purpose.

5. Notification of New Employer. In the event that I leave the employ of the Company, I agree to notify the Company of my new employer and hereby grant consent to notification by the Company to my new employer about my rights and obligations under this Agreement.

6. Solicitation of Employees. I agree that for a period of 12 months immediately following the termination of my relationship with the Company for any reason, whether with or without good cause or for any or no cause, at the option either of the Company or myself, with or without notice, I shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit, encourage or take away such employees, either for myself or for any other person or entity.

7. Conflict of Interest Guidelines. I agree to diligently adhere to the Conflict of Interest Guidelines attached hereto as Exhibit C.

8. Covenant Not to Compete.
a. Covenant. I agree that during the course of my employment and for 12 months following the termination of my relationship with the Company (the “Noncompetition Period”) for any reason, whether with or without good cause or for any or no cause, at the option either of the Company or myself, with or without notice, I will not, without the prior written consent of the Company, (i) serve as a partner, employee, consultant, officer, director, manager, agent, associate, investor, or (ii) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of, or (iii) build, design, finance, acquire, lease, operate, manage, invest in, work or consult for or otherwise affiliate myself with any business, (a) in competition with or otherwise similar to the Company’s business, (b) any other line of business in which the Company was engaged at any time during my employment with the Company; or (c) any other line of business into which the Company, during my employment with the Company, formed an intention to enter during the Noncompetition Period, and which an officer of the Company has disclosed to me in writing within ten (10) days following the termination of my employment with the Company. This covenant shall not prohibit me from owning less than two percent of the securities of any competitor of the Company, if such securities are publicly traded on a nationally recognized stock exchange or over-the-counter market. The foregoing covenant shall cover my activities in every part of the Territory in which I may conduct business during the term of such covenant as set forth above. “Territory” shall mean (i) all counties in the state of the Company’s headquarters, (ii) all other states of the United States of America and (iii) all other countries of the world; provided that, with respect to clause (iii), the Company derives at least three percent (3%) of its gross revenues from any such geographic area prior to the date of the termination of my relationship with the Company. Further, I agree that for a period of 12 months immediately following the termination of my relationship with the Company for any reason, whether with or without cause, at the option either of the Company or myself, with or without notice, I will not, without the prior written consent of the Company, (x) solicit business or sales, for the same or similar products or services as provided by the Company, from any customer, client or account of the Company with which I have had any contact during the term of employment (“Customers”) or (y) attempt to convert Customers to other sellers or providers for the same or similar products or services as provided by the Company.
b. Acknowledgement. I acknowledge that my fulfillment of the obligations contained in this Agreement, including, but not limited to, my obligation neither to disclose nor to use the Company’s Confidential Information other than for the Company’s exclusive benefit and my obligation not to compete contained in subsection (a) above, is necessary to protect the Company’s Confidential Information and, consequently, to preserve the, trade secrets, value and goodwill of the Company. I further acknowledge the time, geographic and scope limitations of my obligations under subsection (a) above are reasonable, especially in light of the Company’s desire to protect its Confidential Information and trade secrets, and that I will not be precluded from gainful employment if I am obligated not to compete with the Company during the period and within the Territory as described above.
c. Severability. The covenants contained in subsection (a) above shall be construed as a series of separate covenants, one for each city, county and state of any geographic area in the Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in subsection (a) above. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event the provisions of subsection (a) are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law.

9. Representations. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. I represent that my performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any oral or written agreement in conflict herewith.

10. General Provisions.
a. Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the state of the Company’s headquarters without regard for conflicts of laws principles. I hereby expressly consent to the exclusive personal jurisdiction of the state and federal courts located in the state of the Company’s headquarters for any lawsuit filed there against me by the Company arising from or relating to this Agreement.

b. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and supersedes all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.
c. Other Agreements. In the event of any direct conflict between any term of this Agreement and any term of any other agreement executed by me, the terms of this Agreement shall control. If I signed or sign any other agreement(s) relating to or arising from my employment with the company, all provisions of such agreement(s) that do not directly conflict with a provision of this Agreement shall not be affected, modified or superseded by this Agreement, but rather shall remain fully enforceable according to their terms.
d. Severability. If one or more of the provisions in this Agreement are deemed void by law, including, but not limited to, the covenant not to compete in Section 9, then the remaining provisions will continue in full force and effect.
e. Survival. My obligations under this Agreement shall survive the termination of my employment with the Company and shall thereafter be enforceable whether or not such termination is claimed or found to be wrongful or to constitute or result in a breach of any contract or of any other duty owed or claimed to be owed to me by the Company or any Company employee, agent or contractor.
f. Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.
g. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable, and all of which together shall constitute one agreement.

I acknowledge and agree to each of the following:

I am executing this Agreement voluntarily and without any duress or undue influence any other party;

I have carefully read this Agreement. I have asked any questions needed for me to understand the terms, consequences and binding effect of this Agreement and fully understand them; and

I sought the advice of an attorney of my choice if I elected to before signing this Agreement.

Executed on the date first set forth above.

Employee:

Signature: /s/ David Quinto

Printed Name: David Quinto

Address: [Address]
[Address]

Acknowledged and Agreed:

VidAngel, Inc.

Signature:  /s/ Neal Harmon

Printed Name: Neal Harmon

Title: CEO

EXHIBIT A
LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

None

none            No inventions or improvements

none            Additional Sheets Attached

Signature of Employee: /s/ David Quinto

Print Name of Employee: David Quinto

Date: July 21, 2016

EXHIBIT B

UTAH CODE TITLE 34, CHAPTER 39, SECTION 3
Scope of act—When agreements between an employee and employer are enforceable or unenforceable with respect to employment inventions—Exceptions.

(1)  An employment agreement between an employee and his employer is not enforceable against the employee to the extent that the agreement requires the employee to assign or license, or to offer to assign or license, to the employer any right or intellectual property in or to an invention that is:
(a)  created by the employee entirely on his own time; and
(b)  not an employment invention.
(2)  An agreement between an employee and his employer may require the employee to assign or license, or to offer to assign or license, to his employer any or all of his rights and intellectual property in or to an employment invention.
(3)  Subsection (1) does not apply to:
(a)       any right, intellectual property or invention that is required by law or by contract between the employer and the United States government or a state or local government to be assigned or licensed to the United States; or
(b)           an agreement between an employee and his employer which is not an employment agreement.
(4) Notwithstanding Subsection (1), an agreement is enforceable under Subsection (1) if the employee’s employment or continuation of employment is not conditioned on the employee’s acceptance of such agreement and the employee receives a consideration under such agreement which is not compensation for employment.
(5)  Employment of the employee or the continuation of his employment is sufficient consideration to support the enforceability of an agreement under Subsection (2) whether or not the agreement recites such consideration.
(6)  An employer may require his employees to agree to an agreement within the scope of Subsection (2) as a condition of employment or the continuation of employment.
(7)  An employer may not require his employees to agree to anything unenforceable under Subsection (1) as a condition of employment or the continuation of employment.
(8)  Nothing in this chapter invalidates or renders unenforceable any employment agreement or provisions of an employment agreement unrelated to employment invention.

UTAH CODE TITLE 34, CHAPTER 39, SECTION 2
Definitions.
As used in this chapter:
(2) “Employment invention” means any invention or part thereof conceived, developed, reduced to practice, or created by an employee which is:
h. conceived, developed, reduced to practice, or created by the employee:
                                (i)  within the scope of his employment;
 (ii)  on his employer’s time; or
                               (iii)  with the aid, assistance, or use of any of his employer’s property, equipment, facilities, supplies, resources, or intellectual property;
                      (b)  the result of any work, services, or duties performed by an employee for his employer;
                      (c)  related to the industry or trade of the employer; or
                      (d)  related to the current or demonstrably anticipated business, research, or development of the employer.
           (2)  “Intellectual property” means any and all patents, trade secrets, know-how, technology, confidential information, ideas, copyrights, trademarks, and service marks and any and all rights, applications, and registrations relating to them.

EXHIBIT C
CONFLICT OF INTEREST GUIDELINES

It is the policy of the Company to conduct its affairs in strict compliance with the letter and spirit of the law and to adhere to the highest principles of business ethics.  Accordingly, all officers, employees and independent contractors must avoid activities that are in conflict, or give the appearance of being in conflict, with these principles and with the interests of the Company.  The following are potentially compromising situations that must be avoided.  Any exceptions must be reported to the President and written approval for continuation must be obtained.

Revealing confidential information to outsiders or misusing confidential information.  Unauthorized divulging of information is a violation of this policy whether or not for personal gain and whether or not harm to the Company is intended or occurs.  (The At Will Employment, Proprietary Information, Invention Assignment, Noncompetition and Arbitration Agreement elaborates on this principle and is a binding agreement.)

1. Accepting or offering substantial gifts, excessive entertainment, favors or payments which may be deemed to constitute undue influence or otherwise be improper or embarrassing to the Company.

2. Participating in civic or professional organizations that might involve divulging confidential information of the Company.

3. Initiating or approving personnel actions affecting reward or punishment of employees or applicants where there is a family relationship or is or appears to be a personal or social involvement.

4. Initiating or approving any form of personal or social harassment of employees.

5. Investing or holding outside directorship in suppliers, customers, or competing companies, including financial speculations, where such investment or directorship might influence in any manner a decision or course of action of the Company.

6. Borrowing from or lending to employees, customers or suppliers.

7. Acquiring real estate of interest to the Company.

8. Improperly using or disclosing to the Company any proprietary information or trade secrets of any former or concurrent employer or other person or entity with whom obligations of confidentiality exist.

9. Unlawfully discussing prices, costs, customers, sales, strategies, or markets with competing companies or their employees.

10. Making any unlawful agreement with distributors with respect to prices.

11. Improperly using or authorizing the use of any inventions that are the subject of patent claims of any other person or entity.

12. Engaging in any conduct that is not in the best interest of the Company.

Each officer, employee and independent contractor must take every necessary action to ensure compliance with these guidelines and to bring problem areas to the attention of higher management for review.  Violations of this conflict of interest policy may result in disciplinary action up to and including termination.

Exhibit B – Definitions

“Cause” for termination shall be limited to the occurrence of any of the following events: (a) your commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (b) your material violation of any contract or agreement between you and the Company which remains uncured after thirty (30) days written notice thereof; (c) your willful failure to satisfactorily perform your job duties which remains uncured after thirty (30) days written notice of such deficiency; (d) your engaging or participating in any activity which violates any material provisions of your Proprietary Information and Inventions Agreement with the Company; (e) your gross misconduct including, without limitation, any willful misconduct independent of the Company that has a significant adverse impact upon the operations, business, reputation or valuation of the Company, or (f) your becoming disbarred, suspended, reprimanded, conflicted or in any manner becoming ineligible or unable to represent the Company as legal counsel in a material litigation matter.

“Good Reason” for you to terminate your employment hereunder shall mean the occurrence of any of the following events without your consent; provided however, that any resignation by you due to any of the following conditions shall only be deemed for Good Reason if: (i) you give the Company written notice of the intent to terminate for Good Reason within ninety (90) days following the first occurrence of the condition(s) that you believe constitutes Good Reason, which notice shall describe such condition(s); (ii) the Company fails to remedy, if remediable, such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”) of such condition(s) from you; and (iii) you actually resign your employment within the first fifteen (15) days after expiration of the Cure Period: (a) a material breach of this Agreement with you by the Company; (b) a material reduction by the Company of your Base Salary as initially set forth herein (other than as a result of your termination for Cause), or (c) a material reduction in your authority, duties or responsibilities.

“280G Limitations” shall mean the following obligations in the event of an acceleration of the vesting of the Option following a Change in Control: If, in such event, any portion of the payments, benefits and vesting to or for your benefit (including, but not limited to, payments, benefits and vesting under this Agreement but determined without regard to solely the vesting of the Option) (collectively “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended and the regulations and other guidance promulgated thereunder (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits.  In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards.  The determination as to whether your payments, benefits and vesting are parachute payments and, if so, the Reduced Amount shall be calculated at the Company’s expense by such certified public accounting firm as the Board may designate prior to a Change in Control (the “Accounting Firm”).  Any good faith determinations of the Accounting Firm made hereunder shall be final, binding and conclusive upon you and the Company.

 “Collateral” shall mean solely the Account (and no other assets or property of the Company shall be included in the definition of Collateral) as more fully set forth in the sixth full paragraph of the Agreement.